UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

In terms of Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Board of Directors of the ICICI Bank Limited (“the Bank”) at its Meeting held today, approved the appointment of Mr. Rajendra Khandelwal, as the ‘Group Chief Internal Auditor’ (GCIA) of the Bank and a senior management personnel, effective June 1, 2024 for a period of three years till May 31, 2027 or his date of superannuation, whichever is earlier, in the place of Mr. Anish Madhavan, whose term as GCIA is due for completion on May 31, 2024. Mr. Madhavan will continue to be a senior managerial personnel of the Bank. The brief profile of Mr. Rajendra Khandelwal is enclosed as an Annexure.

You are requested to please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

Annexure

Brief Profile

Mr. Rajendra Khandelwal joined ICICI Bank on October 04, 1995. He is a Chartered Accountant (rank holder) and has an overall experience of 29 years in Banking and Finance. In his experience with the Bank, he has held multiple responsibilities across the Finance function. He has handled significant responsibilities in the areas of taxation, planning function, wholesale banking planning, operating expense management and accounts. Currently, as Chief Accountant, he is responsible for financial accounting and reporting function.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 22, 2024	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Assistant General Manager

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India